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                                                                   Exhibit D-6.2

                                                                       7590-01-P


                            UNITED STATES OF AMERICA

                          NUCLEAR REGULATORY COMMISSION

In the Matter of

HOUSTON LIGHTING & POWER COMPANY     )                       Docket Nos. 50-498
CITY PUBLIC SERVICE BOARD OF         )                               and 50-499
  SAN ANTONIO                        )
CENTRAL POWER AND LIGHT COMPANY      )
CITY OF AUSTIN, TEXAS                )
STP NUCLEAR OPERATING COMPANY        )
                                     )
(South Texas Project, Units 1 and 2  )


            ORDER APPROVING APPLICATION REGARDING PROPOSED CORPORATE
                  MERGER OF CENTRAL AND SOUTH WEST CORPORATION

                    AND AMERICAN ELECTRIC POWER COMPANY, INC.

                                       I.

      Houston Lighting & Power Company; City Public Service Board of San Antonio; Central Power and Light Company (CPL): City of Austin, Texas; and STP Nuclear Operating Company are holders of Facility Operating Licenses Nos. NPF-76 and NPF-80, issued on March 22, 1988, and March 28, 1989, respectively. Facility Operating Licenses Nos. NPF-76 and NPF-80 authorize the holders to possess the South Texas Project, Units 1 and 2 (STP), and authorize STP Nuclear Operating Company to use and operate STP in accordance with the procedures and limitations set forth in the operating licenses. The Nuclear Regulatory Commission (NRC) issued Licenses Nos. NPF-76 and NPF-80 on March 22, 1988, and March 28, 1989, respectively, pursuant to Part 50 of Title 10 of the Code of Federal Regulations (10 CFR Part 50). The facility is located in Matagorda County, Texas.

                                       II.

      Under cover of a letter dated June 19, 1998, CPL submitted an application dated June 16, 1998, for consent under 10 CFR 50.80 to allow the indirect transfer of CPL's interest in STP that would occur in connection with a proposed merger of Central and South West Corporation (CSW, the parent holding company of CPL) and American Electric Power, Inc. (AEP). Under the proposed merger, CSW would become a wholly-owned subsidiary of AEP, with CPL remaining a wholly-owned subsidiary of CSW. Houston Lighting & Power Company; City Public Service Board of San Antonio; City of Austin, Texas; and
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STP Nuclear Operating Company are not involved in the merger. The application was supplemented by a letter dated June 23, 1998, and enclosures thereto.

      CPL and the other current licensees would continue to hold the licenses, and no direct transfer of the licenses would result from the merger. On August 5, 1998, a Notice of Consideration of Approval of Application Regarding Proposed Merger was published in the Federal Register (63 FR 41876). An Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on September 28, 1998 (63 FR 51629).

      Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission gives its consent in writing. Upon review of the information contained in the application dated June 16, 1998, and enclosures to the letter dated June 23, 1998, the NRC staff has determined that the proposed merger will not affect the qualifications of CPL as holder of Facility Operating Licenses Nos. NPF-76 and NPF-80, and that the transfer of control of the licenses, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a safety evaluation dated November 5, 1998.

                                      III.

Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended; 42 U.S.C. Sections 2201(b), 2201(i), 2201(o), and
2234; and 10 CFR 50.80, IT IS HEREBY ORDERED that the Commission approves the application regarding the merger agreement between CSW and AEP subject to the following: (1) CPL shall provide the Director of the Office of Nuclear Reactor Regulation with a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from CPL to its proposed parents, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent of CPL's consolidated net utility plant, as recorded on its books of account, and (2) should the merger not be completed by December 31, 1999, this Order shall become null and void, unless upon application and for good cause shown this date is extended.

      This Order is effective upon issuance.


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                                       IV.

      By December 14, 1998, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how such person's interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

      If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.

      The issue to be considered at any such hearing shall be whether this Order should be sustained.

      Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001,
Attention: Rulemakings and Adjudications Staff, or may be delivered to the Commission's Public Document Room, the Gelman Building, 2120 L Street, NW, Washington DC 20555-0001, by the above date. Copies should also be sent to the Office of the General Counsel and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001, and to John O'Neill, Jr., Shaw, Pittman, Potts & Trowbridge, 2300 N Street, NW., Washington, DC 20037-1128, counsel for CPL.

      For further detailed with respect to this action, see the application from CPL dated June 16, 1998, submitted under cover of a letter dated June 19, 1998, from Shaw, Pittman, Potts and Trowbridge, counsel for CPL, supplemental letter dated June 23, 1998, and enclosures thereto, and the safety evaluation dated November 5, 1998, which are available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, NW, Washington, DC 20555-0001, and at the local public document room located at the Wharton County Junior College, J.M. Hodges Learning Center, 911 Boling Highway, Wharton, TX 77488.


                              FOR THE NUCLEAR REGULATORY COMMISSION

                              /s/ Samuel J. Collins, Director
                              Office of Nuclear Reactor Regulation


Dated at Rockville, Maryland,
This 5th Day of November, 1998


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                                  UNITED STATES

                          NUCLEAR REGULATORY COMMISSION

                           WASHINGTON, D.C. 20555-0001

          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION

                            REGARDING PROPOSED MERGER

                         CENTRAL POWER AND LIGHT COMPANY

                          DOCKET NOS. 50-498 AND 50-499

                       SOUTH TEXAS PROJECT, UNITS 1 AND 2

1.0   INTRODUCTION

Pursuant to 10 CFR 50.80, Central Power and Light Company (CPL) submitted an application dated June 16, 1998, under cover of a letter dated June 19, 1998, and additional supporting material under cover of a letter dated June 23, 1998, describing the proposed merger of Central and South West Corporation (CSW), the parent holding company of CPL) and American Electric Power Company, Inc. (AEP). The application requests the consent of the Nuclear Regulatory Commission (NRC) to allow the indirect transfer of CPL's interest in STP that will occur under the proposed merger of CSW and AEP.

CPL, as a wholly-owned subsidiary of CSW, owns a 25.2 percent interest in South Texas Project, Units 1 and 2 (STP). Upon completion of the merger, CSW will become a wholly-owned subsidiary of AEP, with CPL remaining a wholly-owned subsidiary of CSW.

The merger will result in an indirect transfer of CPL's interest in the licenses for STP to AEP, and approval for this indirect transfer is being sought from the NRC pursuant to 10 CFR 50.80. Houston Lighting & Power Company, City Public Service Board of San Antonio, and City of Austin, Texas, are the other owners of STP, and the proposed merger does not involve any of them. The STP Nuclear Operating Company (STPNOC) is a holder of the STP licenses and is the licensed operator of STP, but STPNOC is not impacted by the merger. STPNOC holds no ownership interest in either unit.

Pursuant to 10 CFR 50.80, the NRC may approve the transfer of the control of a license, after notice to interested persons. Such action is contingent upon the NRC's determination that the holder of the license following the transfer of control is qualified to hold the license and the transfer is otherwise consistent with applicable provisions of law, regulations, and orders of the Commission.

In the application for approval dated June 16, 1998, the applicant states on page 7:

      The purpose of the merger is to achieve benefits for AEP's and CSW's shareholders, customers and communities that would not be achievable if they were to remain separate companies. The potential net non-fuel cost savings related to the merger are approximately $2 billion over the first ten years following the merger. The savings will come from the elimination of duplicative activities, improved operating efficiencies, lower capital costs, and the combination of the companies' work forces. In addition, it is anticipated that there will be reduced fuel costs.

2.0   FINANCIAL QUALIFICATIONS

According to CPL's application, following the proposed merger, CPL will continue to own its 25.2 percent interest in both Units 1 and 2 and will remain an electric utility as defined in 10 CFR 50.2, engaged in the generation, transmission, and distribution of electric energy through rates authorized by the Public Utility
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Commission of Texas for retail purposes and by the Federal Energy Regulatory
Commission for wholesale transactions. As an electric utility, CPL is exempt from further financial qualifications review, pursuant to 10 CFR 50.33(f).

However, in view of the NRC's concern that restructuring can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plant, the NRC's practice has been to condition license transfer approvals upon a requirement that the licensee not transfer significant assets from the licensee to an affiliate without first notifying the NRC. This requirement assists the NRC in assuring that a licensee will continue to maintain adequate resources to contribute to the safe operation and decommissioning of its facility. With regard to this requirement, CPL has agreed on page 4 of its June 16, 1998, application:

      To provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from CPL to its proposed parents, or to any other affiliated company, facilities for the production, transmission or distribution of electric energy having a depreciated book value exceeding ten percent of CPL's consolidated net utility plant, as recorded on its books of account.

With the foregoing a condition of the Order approving the application regarding the proposed merger, and abased on the above information, the staff finds that CPL will remain financially qualified to hold the STP licenses following the proposed merger.

3.0   TECHNICAL QUALIFICATIONS

STP Nuclear Operating Company, the only licensee of STP authorized to operate and maintain the facility, is not involved in the proposed merger. CPL has stated in its application that the proposed merger involves no change to either the management organization or technical personnel of STP Nuclear Operating Company. Accordingly, the proposed merger does not raise any problematic technical qualifications issues.

4.0   ANTITRUST REVIEW

Section 105 of the Atomic Energy Act of 1954, as amended (the Act), requires the NRC to conduct an antitrust review in connection with an application for a license to construct or operate a facility under Section 103. Although AEP may become the holding company of CSW, which in turn is the holding company of CPL (a licensee for STP), i.e., may indirectly acquire control of the licenses, AEP will not be performing activities for which a license is needed. Since approval of the application would not involve issuance of a license and since CPL as the existing licensee will remain the licensee, the procedures under Section 105 regarding antitrust reviews do not apply, including the making of any "significant changes" determination.

5.0   FOREIGN OWNERSHIP, CONTROL, OR DOMINATION

CPL indicated in its application that it is now, and will be after the merger, a corporation organized and existing under the laws of the State of Texas. All of its directors and principal officers are citizens of the United States. The application also indicated that after the merger is implemented, CPL will be an indirect wholly-owned subsidiary of AEP. Subsequent to the merger, the Board of Directors of AEP will be composed of 15 members, to include all then current board members of AEP, the Chairman of CSW, and four additional outside directors of CSW to be nominated by AEP. The current directors of AEP and the Chairman and outside directors of CSW are U.S. citizens according the application. Nothing in the application indicates that there will be any known changes in the memberships of these boards occurring prior to the proposed merger. Counsel for CPL confirmed on October 29, 1998, during a telephone conversation with Steven
R. Hom of the Office of the General Counsel, that there are no board elections scheduled to occur prior to the merger, there is no present plan to change any current board member prior to the


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merger, and it is intended that all AEP board members following the merger will be U.S. citizens. The application declares that following the proposed merger, CPL will not be owned, controlled or dominated by an alien, foreign corporation, or foreign government. The staff does not know or have reason to believe otherwise.

6.0   CONCLUSIONS

In view of the foregoing, the staff concludes that the proposed merger of CSW into AEP as a wholly-owned subsidiary of AEP will not adversely affect the financial qualifications of CPL with respect to the operation and decommissioning of STP. Also, there do not appear to be any problematic antitrust or foreign ownership considerations related to the STP licenses that would result from the proposed merger. Thus, the proposed merger will not affect the qualifications of CPL as a holder of the licenses, and the transfer of control of the licenses, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission pursuant thereto. Accordingly, the NRC should approve the application regarding the proposed merger, subject to the condition discussed above concerning significant asset transfers.

Principal Contributor:  A. McKeigney

Date:  November 5, 1998



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